UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Legend Oil and Gas, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

524 90 C101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524 90 C101	Schedule 13G	Page 2 of 4 Pages

1.	Names of Reporting Persons Marshall Diamond Goldberg
2.	Check Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canadian citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,389,332
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 6,389,332
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,332
10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row “9” 12.5%
12.	Type of Reporting Person IN

CUSIP NO. 524 90 C101	Schedule 13G	Page 3 of 4 Pages

Item 1.	(a) Name of Issuer	Legend Oil and Gas, Ltd.

	(b) Address of Issuer’s Principal Executive Offices	1420 5th Avenue, Suite 2200 Seattle, Washington 98101

Item 2.	(a) Name of Person Filing	Marshall Diamond-Goldberg

	(b) Address of Principal Business Office or, if none, Residence	c/o Legend Energy Canada Ltd. 230 840 – 6th Avenue SW Calgary, Alberta T2P 3E5 Canada

	(c) Citizenship	Canadian citizen

	(d) Title of Class of Securities	Common Stock

	(e) CUSIP Number	524 90 C101

Item 3.	If this Statement is Filed Pursuant §§ 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f) ☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g) ☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

(h) ☐ Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐ Church plan excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership

	(a) Amount beneficially owned	6,389,332 (1)

	(b) Percent of class	12.5% (2)

(c) Number of shares as to which the person has:

	(i) sole power to vote or direct the vote	6,389,332 (1)

	(ii) shared power to vote or to direct the vote	-0-

	(iii) sole power to dispose of or direct disposition	6,389,332 (1)

	(iv) shared power to dispose of or direct disposition	-0-

(1)	The 6,389,332 shares beneficially owned by Mr. Diamond-Goldberg consist of (a) 6,056,000 shares owned by Marlin Consulting Corp., for which he is the sole shareholder, and (b) 333,332 shares subject to options exercisable by Mr. Diamond-Goldberg within 60 days of December 31, 2011.
(2)	Calculated in accordance with Exchange Act Rule 13d-3; based on a total of 50,975,848 shares of common stock, consisting of 50,642,516 shares outstanding as of close of business on January 10, 2012 (as reflected in Issuer’s Form 8-K/A filed on January 11, 2012) plus 333,332 shares subject to options granted to Mr. Diamond-Goldberg and exercisable within 60 days of December 31, 2011.

CUSIP NO. 524 90 C101	Schedule 13G	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following	[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person	[not applicable]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company of Control Person	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group	[not applicable]

Item 10.	Certifications	[not applicable]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
(Date)

/s/ Marshall Diamond-Goldberg
(Signature)